UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 3
                                       TO
                                   FORM 10-SB


      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
       UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                            PREVENTION INSURANCE.COM
                            ------------------------
                 (Name of Small Business Issuer in its charter)

                  NEVADA                               88-012644
         ------------------                            ---------
         (State or other jurisdiction of    (I.R.S. Employer Identification No.)
         incorporation or organization)

         2770 MARYLAND PARKWAY SUITE 403A
         LAS VEGAS, NEVADA                                     89104
         -----------------------                               -----
         (Address of principal executive offices)            (Zip Code)

         Issuer's telephone number:  (702) 732-2758

         Securities to be registered under Section 12 (b) of the Act:

         Title of each class               Name of each exchange on which
         to be so registered               each class is to be registered

         ------------------------          ------------------------
         ------------------------          ------------------------


         Securities to be registered under Section 12(g) of the Act:

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                    -----------------------------------------
                                (Title of class)

                                    PART F/S

                          INDEX TO FINANCIAL STATEMENTS

                                                                   PAGE

Independent Auditor's Report ......................................F-2

Balance Sheet (audited) as of April 30, 2000 ......................F-3

Statement of Income and Changes in Retained Earnings (audited)
         For the Years Ended April 30, 2000 and 1999 ..............F-4
Statement of Cash Flows (audited)
         Year Ended April 30, 2000 and 1999 .......................F-5

Statement of Changes in Stockholders' Equity ......................F-6

Notes to Financial Statements .....................................F-7

Balance Sheet (unaudited) as of December 31, 2000 .................F-8

Profit and Loss (unaudited)  May through December 2000 ............F-9

                                LUDLOW & HARRISON
                                A CPA Corporation

3545 Camino Del Rio South Suite D                                 (619) 283-3333
San Diego, CA 92108                                          Fax: (619) 283-7997
--------------------------------------------------------------------------------


                          INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheets of Prevention Insurance.com as of April 30, 1999 and 2000, and the related statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as assessing the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prevention Insurance.com as of April 30, 1999 and 2000, and the results of its operations for the years then ended in conformity with generally accepted accounting principles.

S/ Ludlow & Harrison

Ludlow & Harrison
A CPA Corporation

December 28, 2000

PREVENTION INSURANCE .COM
BALANCE SHEET
AS OF APRIL 30

ASSETS:                                                2000              1999
                                                       ----              ----

CURRENT ASSETS:
    CASH                                           $   16,766       $   84,815
    ACCOUNTS RECEIVABLE                                29,482

                                                   -----------------------------
    TOTAL CURRENT ASSETS                              16, 766          114,297

                                                   -----------------------------

    TOTAL ASSETS                                   $   16,766       $  114,297
                                                   =============================


LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
     ACCOUNTS PAYABLE                              $   10,458       $  110,257

                                                   -----------------------------
     TOTAL CURRENT LIABILITIES                         10,458          110,257
                                                   -----------------------------

STOCKHOLDERS' EQUITY
      COMMON STOCK                                     56,411           36,411
       TREASURY STOCK                                 (52,954)         (52,954)
       ADDITIONAL PAID-IN CAPITAL                   3,350,016        3,350,016
       RETAINED EARNINGS                           (3,347,165)      (3,329,433)
                                                   -----------------------------
        TOTAL STOCKHOLDERS' EQUITY                      6,305            4,040
                                                   -----------------------------
TOTAL LIABILITIES &
         STOCKHOLDERS' EQUITY:                     $   16,766       $  114,297
                                                   =============================

   The accompanying notes are an integral part of these financial statements.

PREVENTION INSURANCE.COM
STATEMENT OF INCOME
AND CHANGES IN RETAINED EARNINGS
FOR THE YEARS ENDED APRIL 30                    2000                    1999
                                                ----                    ----

SALES                                           $49                   $271,931

COST OF SALES                                                           55,110

                                        --------------------------------------
GROSS PROFIT                                     49                    216,821

OPERATING EXPENSES                           17,781                    341,038
LOSS ON DISPOSAL OF FIXED ASSETS                                        20,174

                                        --------------------------------------
NET LOSS                                    (17,732)                  (144,391)

BEGINNING RETAINED EARNINGS (DEFICIT)    (3,329,433)                (3,185,042)

                                        --------------------------------------
ENDING RETAINED EARNINGS (DEFICIT)      ($3,347,165)               ($3,329,433)
                                        ======================================


   The accompanying notes are an integral part of these financial statements.

PREVENTION INSURANCE.COM
STATEMENT OF CASH FLOWS
YEAR ENDED                                            2000             1999
                                                      ----             ----

Cash flows from Operating Activities
   Net loss                                         ($17,732)       ($144,391)
   Adjustments to reconcile net loss to cash
       Used by operating activities:
           Decrease in A/R                            29,482           43,462
           Decrease in inventory                                       46,733
           Decrease in other assets                                   170,704
           Increase in accounts payable              (99,799)          88,778
                                                    -------------------------
          Cash used by operating activities          (88,049)         205,286
                                                    -------------------------

Cash flows from investing activities
                                                    -------------------------
      Cash from investing activities                    0                0
                                                    -------------------------
Cash flows from financing activities
      Settlement of notes payable                                    (103,621)
      Cash from sale of common stock                  20,000

                                                    -------------------------
      Cash from financing activities                  20,000         (103,621)
                                                    =========================

         Net change in cash                          (68,049)         101,665

Cash beginning of year                                84,815          (16,850)
                                                    -------------------------

Cash end of year                                     $16,766          $84,815
                                                    =========================

   The accompanying notes are an integral part of these financial statements.

PREVENTION INSURANCE.COM
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDING APRIL 30,

                                                                       ADDITIONAL  RETAINED      TOTAL
                                  COMMON STOCK             TREASURY    PAID-IN     EARNINGS      STOCKHOLDERS'
                                  # OF SHARES   PAR VALUE  STOCK       CAPITAL     (DEFICIT)     EQUITY
                                  ---------------------------------------------------------------------------

BALANCE, APRIL 30, 1999            3,641,100     $36,411    $(52,954)   $3,350,016   $(3,329,433)  $   4,040

SHARES ISSUED                      2,000,000      20,000                                              20,000

NET LOSS, YEAR ENDED 4/30/00                                                             (17,732)    (17,732)
                                  --------------------------------------------------------------------------

BALANCE, APRIL 30, 2000            5,641,100      56,411     (52,954)    3,360,016    (3,347,165)      6,308

SHARES ISSUED                        310,000       9,100                                               9,100

NET LOSS, YEAR ENDED 4/30/01                                                             (16,404)    (16,404)
                                  --------------------------------------------------------------------------
BALANCE, APRIL 30, 2001            5,951,100     $59,511    $(52,954)   $3,350,016   $(3,383,589)    $(6,996)
                                  ==========================================================================

                            PREVENTION INSURANCE.COM
                          NOTES TO FINANCIAL STSTEMENTS
                             APRIL 30, 2000 AND 1999

Note 1. -  Nature of Business and Summary of Significant Accounting Policies

         A. Nature of Business - The Company was incorporated In Nevada in 1975 under the name Vita Plus Industries, Inc. The Company conducted business under this name until March 10, 1999, at which time it sold off its remaining inventory of nutritional products together with its name. Subsequent to this, the Company changed its name to Prevention Insurance.Com and has entered into the area of consultation to the insurance industry.

Note 2. -  Related Party Transactions

         The Company converted its note due to stockholder in the amount of $66,690 to common stock following the bulk sale of the Company name and inventory.

Note 3. - Capital Stock

         The common stock of the Company includes the following as of April 30, 2000

                                         Number
                                           of             Par     Paid-in
Shares Authorized and Issued          Shares Issued      Value    Capital
----------------------------          -------------      -----    -------

Preferred Stock, Par Value $.01
  2,000,000 shares authorized              --           $  --    $  --

Class A Common Stock, Par Value
$.01;  5,000,000 shares authorized      4,481,151       $44,811  $3,350,016

Class B Common Stock (No voting
Rights); Par Value $.01;
5,000,000 shares authorized                --           $  --    $  --

         Total capital stock issued     4,481,151       $44,841  $3,350,016

                            PREVENTION INSURANCE.COM

                                  BALANCE SHEET
                             AS OF DECEMBER 31, 2000

                                                              DEC.31, `00

ASSETS
     Current Assets
         Checking/Savings
                  1010 Community Bank-475                    $   2,013.76
                                                             ------------

         Total Checking/Savings                                  2,013.76
                                                             ------------
        Total Current Assets                                     2,013.76

         Other Assets
          1990 Due from Officer                                  5,427.46
                                                             ------------
         Total Other Assets                                      5,427.46
                                                             ------------

TOTAL ASSETS                                                 $   7,441.22
                                                             ============

LIABILITIES & EQUITY
      Liabilities
         Current Liabilities
               Accounts Payable                              $  10,458.00
                                                             ------------

                Total Accounts Payable                          10,458.00
                                                             ------------

       Total Liabilities                                        10,458.00
                                                             ------------


        Equity
         Additional Paid-in Capital                          3,350,015.78
         Common Stock                                           56,411.46
         Retained Earnings                                  (3,347,164.65)
         Net Income                                             (9,325.27)
         Treasury Stock                                        (52,954.10)
                                                             ------------

       Total Equity                                             (3,016.78)
                                                             ------------

TOTAL LIABILITIES & EQUITY                                   $   7,441.22
                                                             ============

                            PREVENTION INSURANCE.COM

                                 PROFIT AND LOSS
                            MAY THROUGH DECEMBER 2000

Ordinary Income/Expense
         Expense
             Licensing and Taxes                               $1,693.58
             Legal Fees                                           541.75
             Accounting and Bkping Service                      1,448.00
             Advertising -Co-Op                                 2,500.00
             Misc. Expense                                        455.00
             Rent                                                  36.00
             Printing and Copying                                 695.50
             Professional Charges                               1,908.38
             Bank Charges                                          47.06
             Uncategorized Expenses                                 0.00
                                                              ----------

         Total Expenses                                         9,325.27
                                                              ----------

Net Ordinary Income                                            (9,325.27)
                                                              ----------

Net Income                                                    ($9,325.27)
                                                              ==========

                            PREVENTION INSURANCE.COM
                      NOTES TO INTERIM FINANCIAL STSTEMENTS
                                DECEMBER 31, 2000


Note 1. -  Nature of Business and Summary of Significant Accounting Policies

         A. Nature of Business - The Company was incorporated In Nevada in 1975 under the name Vita Plus Industries, Inc. The Company conducted business under this name until March 10, 1999, at which time it sold off its remaining inventory of nutritional products together with its name. Subsequent to this, the Company changed its name to Prevention Insurance.Com and has entered into the area of consultation to the insurance industry.

Note 2. -  Related Party Transactions

         The Company converted its note due to stockholder in the amount of $66,690 to common stock following the bulk sale of the Company name and inventory.

Note 3. - Capital Stock


         The common stock of the Company includes the following as of December 31, 2000


                                         Number
                                           of             Par     Paid-in
Shares Authorized and Issued          Shares Issued      Value    Capital
----------------------------          -------------      -----    -------

Preferred Stock, Par Value $.01
  2,000,000 shares authorized              --           $  --    $  --

Class A Common Stock, Par Value
$.01;  20,000,000 shares authorized     4,481,151       $44,811  $3,350,016

         Total capital stock issued     4,481,151       $44,841  $3,350,016

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               PREVENTION INSURANCE.COM

Date:  2/13/2001                               By:  S/ Scott C. Goldsmith
                                                   -----------------------------
                                               Scott C. Goldsmith
                                               President